Exhibit 3.1

Amendments to Amended and Restated Certificate of Incorporation of Viacom Inc.

Article III of the Amended and Restated Certificate of Incorporation is amended in its entirety to read as follows:

Subject to Article IX, the purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IX of the Amended and Restated Certificate of Incorporation is amended by adding at the end thereof the following new provisions:

The Corporation shall not and shall not have the legal power to do any of the following without the prior written consent of the holders of a majority of the Class A Common Stock, (the “Common A Holders”), which consent may be granted or withheld by Common A Holders in their sole discretion:

(i) enter into any agreement regarding, or consummate, any Paramount Transaction (as defined below),

(ii) vote or provide the consent of any shares of capital stock, other equity interests, or other securities of any Paramount Entity (as defined below) owned or held, directly or indirectly, by the Corporation or any direct or indirect subsidiary thereof, with respect to, or in connection with, a Paramount Transaction, or

(iii) whether by merger, consolidation, reorganization or otherwise, amend this Amended and Restated Certificate of Incorporation in a manner that will or may eliminate or change in any way any of the approval rights of the Class A Common Stock with respect to any of the matters described in this Article IX, subsection (i) through (iii).

“Paramount Transaction” means any of the following actions or events: to authorize, enter into, commit to or otherwise legally bind the Corporation and its subsidiaries taken as a whole (the “Company”) to any transaction not in the ordinary course of business consistent with past practice (by joint venture, consortium, affiliation, agreement, guarantee, understanding or otherwise), for:

(i)                 Any sale, issuance, transfer, redemption, lien, encumbrance, or other disposition (including, without limitation, by way of recapitalization, reclassification, dividend, distribution, merger, consolidation or otherwise) of (A) any shares or capital stock or ownership interest of Paramount Pictures Corporation (“Paramount”) or of any direct or indirect subsidiary of the Corporation involved with or supporting, in either case, in a material respect, the Corporation’s filmed entertainment business or any other business of Paramount (Paramount and each such subsidiary, a “Paramount Entity”), or (B) any options, warrants, convertible securities or other rights to purchase or acquire or encumber any shares of such capital stock or ownership interest of any Paramount Entity, in any case to a party that is not the Company;

(ii)                 Any sale, transfer, license, lien, encumbrance or other disposition of any material asset of (A) any Paramount Entity or (B) the Paramount Entities taken as a whole, in each case, to a party that is not the Company.